Exhibit 99.1

InterOil to Proceed with Shareholder Meeting as Scheduled

SINGAPORE and PORT MORESBY, Papua New Guinea, June 9, 2016 /PRNewswire/ --

  Court Rejects Dissident's Attempt to Delay Shareholder Meeting
  InterOil Reminds Shareholders to Vote the WHITE Proxy As Recommended by the Board
  To Make Your Vote Count It Must Be Received by 8:00 PM EDT on June 10, 2016

InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced that, at a hearing held today, the Supreme Court of Yukon rejected Phil Mulacek's attempt to delay the Corporation's Annual and Special Meeting of Shareholders (the "Meeting"), finding there was no basis on which to interfere with the Board of Director's judgement to proceed with the Meeting. As a result, the Meeting will proceed as scheduled, for June 14, 2016.

Time is short and shareholders are encouraged to vote the WHITE proxy today:

  To be counted, all proxies must be received by 8:00PM EDT on June 10, 2016
  Vote online at: www.proxyvote.com
  Vote by calling Broadridge at: 800-454-8683 (US) | 1-800-474-7493 (Canada)
  For assistance, contact Mackenzie Partners, Inc. at U.S. (800) 322-2885 and internationally +1 (212) 929-5500, or iocproxy@mackenziepartners.com
  Additional information is available at www.interoil.com/agm2016

InterOil encourages shareholders to vote the WHITE proxy as recommended by the Board FOR all of InterOil's highly qualified director nominees and to reject Mulacek's resolutions and hand-picked and unqualified nominees.

InterOil's director nominees are proven leaders that have taken decisive action to address the challenges created by Mr. Mulacek prior to his departure from the Corporation and create value for shareholders. The Board has enabled InterOil to enter the compelling transaction with Oil Search Limited, which your Board believes will deliver significant value to all InterOil shareholders.

In contrast, Mr. Mulacek is pursuing a self-serving agenda to take control of InterOil's Board and its future through its requisitioned resolutions and by nominating his employees and associates for election to the Corporation's Board. Mr. Mulacek has articulated no strategy for InterOil and his interests conflict with those of InterOil and its shareholders. The Board has thoroughly reviewed Mulacek's resolutions and his nominees and determined that they are not in the best interest of InterOil or its shareholders.

InterOil urges shareholders to discard any proxy sent to them by Mulacek. Even if shareholders have previously voted on the blue proxy, they may change their vote by submitting a later-dated WHITE proxy or following the instructions on their proxy. Only the last-dated proxy will count.

If you have any questions, require assistance with
voting your WHITE
proxy card or need additional copies of the proxy materials, please contact:

MACKENZIE
PARTNERS, INC.

105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
Or
TOLL-FREE (800) 322-2885

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits and the other risk factors discussed in InterOil's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.